Mail Stop 0406

      February 24, 2005

Steven V. Abramson
Chairman and Chief Operating Officer
Universal Display Corporation
375 Phillips Boulevard
Ewing, New Jersey 08618

Re:  	Universal Display
	Amendment No. 1 to Form S-3 filed January 25, 2005
      File No. 333-116977


Dear Mr. Abramson:

      We have reviewed the above-referenced filing and have the following comments.


General
1. In future amendments of your Form S-3 consider the consider the age of financial statements requirements of Rules 3-01(c) and 3-12(b)
of Regulation S-X.
2. We continue to review your requests for confidential treatment. Any comments we may have will follow promptly. You will need to resolve any such comments before you can be declared effective on the above registrations statement.
3. Prior comment 2. Your response does not address our concern that
PPG appears to maintain discretion in determining the number of shares it will acquire. We continue to refer you to Articles 10.1 and 10.2 to the Development and License Agreement, which you did not address in your response. In order to register the resale of securities that have not yet been issued, the investor must be irrevocably bound to purchase a set number of securities for a set purchase price that is not based on market price or a fluctuating ratio, either at the time of effectiveness of the resale registration statement or at any subsequent date. See Telephone Interpretation 3S to the March 1999 supplement to the Telephone Interpretations Manual.
We disagree with your assertion that because the consideration in your transaction is services as part of a commercial relationship, offering completion analysis is not pertinent. Please provide us with your analysis as to why PPG is "irrevocably bound" to purchase a set number of securities within the meaning of 3S.
4. Furthermore, we note your response to prior comment 2 that on December 22, 2004, the Company and PPG Industries entered into a fifth amendment, which modifies certain aspects of how the number of shares of common stock delivered to PPG with respect to any given period is calculated. Please provide your analysis as to why you believe that at the date the registration statement was initially filed, PPG was "irrevocably bound to purchase a set number of securities for a set purchase price" as set forth in Telephone Interpretation 3S. Furthermore, please provide us with a detailed analysis as to why the renegotiation of the terms of the security should not be viewed as a separate transaction conducted without registration and whether this transaction should be part of a single transaction that includes the public resales. What consideration, if any, have you given to the potential consequences to the company and its shareholders as a result of the conduct of the unregistered transaction while your registration statement for the public resales was on file?
5. Prior comment 3. We note your response that pursuant to the fifth amendment to the development and license agreement, issuances of 560,000 shares will be made to PPG on a quarterly basis in installments in each of April 2005, July 2005, October 2005 and January 2006. We further note that you expect to issue 36,000 of the shares registered for resale by Motorola in March 2005. As we stated previously, where the parties are not contractually required to close promptly following the effective date, we view the parties as retaining discretion as to material terms of the proposed investments and more specifically with respect to the closing dates. Accordingly, it appears that you are not eligible to register the resale of these shares on this registration statement at this time.
Please remove these shares from your registration statement.
6. In consideration of the above comments, please provide us with your analysis as to why it is appropriate to register the resale of these shares on this form at this time. Specifically, tell us the transaction requirement you satisfy for each transaction. To the extent the transaction requirement you are relying on requires that the shares are "outstanding," please explain why you believe the shares in each transaction "outstanding."

Selling Shareholders
7. Prior comment 5.  Your registration statement continues to lack
a
materially complete description of the issuance to Motorola and the
Warrant Agreements with Mssrs. Seligsohn and the other remaining selling shareholders which are "material relationships" within the meaning of Item 507 of Regulation S-K. An understanding of these material relationships is necessary to understand the nature of the transaction you propose and the plan of distribution.  Please expand
your disclosure to describe the terms of the license agreement between the company and Motorola. Also, describe the terms of the "certain warrants" held by Mssrs. Seligsohn and the "other selling
shareholders."   Please note, we are unable to locate the license
agreement with Motorola which you state you filed as an exhibit to your registration statement.
8. Prior comment 7. Please disclose whether Dillon Capital LLC acquired its shares in the ordinary course of business and whether, at the time of the purchase of the securities to be resold, the seller had any agreements, plans or understandings, directly or indirectly, with any person to distribute the securities.
Closing


	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

*should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
*the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and *the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.



	Any questions should be directed to Loryn Zerner at (202)
942-
1910.  If you need additional assistance you may contact Barbara
C.
Jacobs, Assistant Director at (202) 942-1800 or me at (202) 942-
1818.
								Sincerely,


								Mark P. Shuman
								Branch Chief-Legal




cc:	via facsimile: Justin Chairman, Esq.
	Morgan, Lewis & Bockius LLP
	215-963-2001

??

??

??

??

Universal Display Corporation
February 24, 2005
Page 4